Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO ACQUISITION OF AIRCRAFT

On 30 August 2019 (after trading hours), the Company entered into the Comac Aircraft Acquisition Agreement with Comac to purchase the Comac Aircraft from Comac.

As the relevant percentage ratio for the Acquisition with regards to the consideration test under rule 14.07 of the Listing Rules is above 5% and less than 25%, the Acquisition will constitute a discloseable transaction and is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

On 30 August 2019 (after trading hours), the Company entered into the Comac Aircraft Acquisition Agreement with Comac to purchase the Comac Aircraft from Comac.

COMAC AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)

Comac, a company incorporated in the PRC, as the vendor. The principal business activity of Comac is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Comac and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

35 ARJ21-700 aircraft

Consideration

According to the information provided by Comac, the catalogue price of each ARJ21-700 aircraft is priced about US$38 million. Such catalogue price includes price for airframe and engine.

The Comac Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Comac Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is considerably lower than the catalogue price as provided by Comac because of the price concessions granted by Comac in relation to the Comac Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Company.

In respect of the Acquisition, the Comac Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Comac Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Comac to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcement. Nonetheless, Comac rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the price concessions and hence a significant negative impact on the Company’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Comac Aircraft.

Taking into account the differences in the aircraft model and specification between the Comac Aircraft and the aircraft that the Company had purchased previously from other aircraft manufacturers, the Board is of the view that the extent of the price concessions granted to the Group in the Acquisition is comparable with the price concessions that the Group had obtained in previous purchase from other aircraft manufacturers. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase from other aircraft manufacturers on the Company’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is denominated in US dollars and payable by cash in RMB. The consideration will be partly payable by cash and partly by financing arrangements with banks or other institutions. The Comac Aircraft will be delivered in stages to the Company during the period commencing from 2020 to 2024, of which 3 ARJ21-700 aircraft will be delivered to the Company in 2020, 6 ARJ21-700 aircraft will be delivered to the Company in 2021, 8 ARJ21-700 aircraft will be delivered to the Company in 2022, 9 ARJ21-700 aircraft will be delivered to the Company in 2023 and 9 ARJ21-700 aircraft will be delivered to the Company in 2024. The total consideration will be paid to Comac in instalments according to the respective delivery schedule for each of the relevant Comac Aircraft from 2020 to 2024.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through loans or other finance arrangement by banks or other institutions. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any institutions for financing the Acquisition. In addition, if the Company enters into any agreement for financing the Acquisition with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The completion of the Acquisition is subject to the filing with the relevant government authorities in the PRC.

REASONS FOR THE ACQUISITION

The Directors (including the independent non-executive Directors) consider that the Acquisition will help the Company maintain and expand the scale of transportation capacity to further meet the needs of the market and at the same time promote the construction of the Company’s branch network, strengthen the support of the trunk routes market, and further expand the market coverage, thereby enhancing the Company’s market competitiveness.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Company, the terms of the Comac Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As the relevant percentage ratio for the Acquisition with regards to the consideration test under rule 14.07 of the Listing Rules is above 5% and less than 25%, the Acquisition will constitute a discloseable transaction and is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the rules and regulations of the Shanghai Stock Exchange.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Comac Aircraft under the Comac Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Comac”	Commercial Aircraft Corporation of China Limited, the vendor to the Comac Aircraft Acquisition Agreement

“Comac Aircraft”	35 ARJ21-700 aircraft, being the subject matter of the Comac Aircraft Acquisition Agreement

“Comac Aircraft Acquisition Agreement”	the 35 ARJ21-700 aircraft acquisition agreement entered into between the Company and Comac on 30 August 2019, pursuant to which the Company agreed to acquire and Comac agreed to sell the Comac Aircraft

“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange,

Inc., respectively

“Director(s)”	the director(s) of the Company

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 August 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.